# Good Tenants Services

Financial Statement and Independent Accountant's Review Report
April 23, 2025 (Inception)

# Good Tenants Services
**TABLE OF CONTENTS**



To the Stockholder of
Good Tenants Services
Santa Ana, CA

**INDEPENDENT ACCOUNTANT'S REVIEW REPORT**

We have reviewed the accompanying balance sheet of Good Tenants Services the ("Company"), as of April 23, 2025 (inception), and the related notes to the financial statement. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statement as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statement**

Management is responsible for the preparation and fair presentation of the financial statement in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statement that is free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statement for it to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

**Accountant's Conclusion**

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statement in order for it to be in conformity with accounting principles generally accepted in the United States of America.

**Substantial Doubt About the Entity's Ability to Continue as a Going Concern**

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statement does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

**Artesian CPA LLC**
Denver, Colorado
July 7, 2025

**Artesian CPA LLC**
1312 17th Street, #462| Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

**Good Tenants Services**
**BALANCE SHEET**
**As of April 23, 2025 (inception)** (unaudited)

| | |
|---|---|
| **ASSETS** | |
| Current Assets: | |
| Cash and cash equivalents | $ - |
| Total Current Assets | - |
| | |
| Non-current Assets: | |
| Intangibles | - |
| Total Non-current Assets | - |
| | |
| TOTAL ASSETS | $ - |
| | |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | |
| Current Liabilities: | |
| Accounts payable | $ - |
| Total Current Liabilities | - |
| | |
| Stockholder's Equity: | |
| Common stock, no par value, 24,700,000 shares authorized, 0 shares issued and outstanding as of April 23, 2025 (inception) | - |
| Retained earnings | - |
| Total Stockholder's Equity | - |
| | |
| TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY | $ - |

See accompanying Independent Accountant's Review Report and accompanying notes, which are an integral part of this financial statement.

## NOTE 1:  NATURE OF OPERATIONS

Good Tenants Services (the "Company") was incorporated as a corporation on April 23, 2025 under the laws of California. The Company is established to formalize and support the development of an online platform, GoodTenants.com, which is currently in development phase. The platform is designed as a secured, web-based platform that features a directory of pre-screened tenants, accessible exclusively to verified landlords and real estate professionals. The entity was formed in anticipation of a Regulation Crowdfunding (Reg CF) capital raise, which will fund the continued development and launching of the online platform. The Company is headquartered in California.

As of April 23, 2025 (inception), the Company has not yet commenced operations. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

## NOTE 2:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").  The Company's fiscal year is December 31.

Use of Estimates

The preparation of the Company's financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering

See accompanying Independent Accountant's Review Report.

costs.  Prior to the completion of an offering, offering costs are capitalized.  The deferred offering costs are charged to stockholder's equity upon the completion of an offering or to expense if the offering is not completed. As of April 23, 2025 (inception), the Company has not yet incurred any offering costs.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP.  Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

- Level 1 - Quoted prices in active markets for identical assets or liabilities.
- Level 2 - Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.
- Level 3 - Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

Intangible Assets

Intangible assets represent capitalized website development costs related to Goodtenants.com amounting to approximately $51,000 subsequent to inception (see Note 6). The asset is not yet subject to amortization as development activities are ongoing for the completion and launching of the platform.

Revenue Recognition

Accounting Standards Codification ("ASC") Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers.

Revenues will be recognized when control of the promised goods or services is transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No revenue has been earned nor recognized as of April 23, 2025 (inception).

See accompanying Independent Accountant's Review Report.

Organizational Costs

In accordance with Financial Accounting Standards Board ("FASB") ASC 720, "Other Expenses", organizational costs, including accounting fees, legal fees, and costs of organization, are expensed as incurred.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statement. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As the Company's inception date is April 23, 2025, there has not been a completed tax year.

## NOTE 3: GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of April 23, 2025 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

## NOTE 4: STOCKHOLDER'S EQUITY

The Company has authorized 24,700,000 shares of common stock, no par value. As of April 23, 2025 (inception), there was no common stock issued and outstanding.

## NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statement. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

## NOTE 6: SUBSEQUENT EVENTS

The Company intends to initiate a Regulation CF offering of its common stock in 2025.

On May 30, 2025, the Company entered into a combined convertible note and stock purchase agreement with its founder, Jessie Hunter. Under this agreement, the founder contributed development work consisting of an unfinished and unlaunched website created prior to the Company's incorporation. In consideration for these contributions:

- The Company issued a convertible note payable in the amount of $140,700 to reimburse development and other costs incurred by the founder. The related software development costs totaling approximately $51,000 will be capitalized as an intangible asset. The note will be convertible into the Company's equity upon an equity financing event in excess of $250,000.
- The Company also agreed to issue 10% of its authorized common stock, representing 2,470,000 shares, to the founder in exchange for the transfer of intellectual property associated with the unfinished website. This portion of the contributed software has been valued at nil for financial reporting purposes, with no amount recorded in equity for the share issuance.
- The Company will assume liability for a vendor loan in the amount of $5,000 from a related party entity.
- The Company intends to reserve 3,000,000 shares of its common stock for issuance under a stock option plan.

These events occurred after the balance sheet date and represent non-recognized subsequent events under U.S. GAAP. Accordingly, there was no impact to the Company's financial position as of April 23, 2025 (inception) or the amounts reported in this financial statement.

Management has evaluated all subsequent events through July 7, 2025, the date the financial statement was available to be issued. There are no additional material events requiring disclosure or adjustment to the financial statement.